UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

QUANTUM CORPORATION

(Name of Issuer)

Common stock, $0.01 par value per share

(Title of Class of Securities)

747906501

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,547,611
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,547,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,547,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.44%
14.	TYPE OF REPORTING PERSON HC

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,558,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,558,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,558,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,558,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,558,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,558,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS BRC Partners Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,558,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,558,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,558,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 747906501
1	NAME OF REPORTING PERSONS B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,989,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,989,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,989,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.03%
14.	TYPE OF REPORTING PERSON BD

Preliminary Statement:

This Amendment No. 1 (the “Amendment”) hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 6, 2020 (as so amended, the “Schedule 13D”), relating to shares of Common Stock of Quantum Corporation, a Delaware corporation (the “Issuer” or “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. The principal business of BRF is serving as a holding company.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients.

(3)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of BRPLP.

(4)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(5)	B. Riley FBR, Inc. (“BRFBR”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRFBR is serving as a broker dealer.

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Schedule 13D is hereby amended and restated as follows:

With respect to the Reporting Persons, all of the shares of Common Stock to which this Statement relates were purchased on behalf of such Reporting Persons using the investment capital of the respective Reporting Persons.

The aggregate purchase price of the 8,547,611 shares of Common Stock beneficially owned by BRF was approximately $22,730,997 (excluding commissions).

From time to time, BRPLP and BRFBR may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the Shares in the ordinary course of their investment activities based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer, directly or through their affiliates, through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D other than as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time engage in discussions with management and the Board concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate, directly or through their affiliates, including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals concerning changes to the capitalization, capital allocation strategy, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer or engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5, Sections (a) and (b) of the Schedule 13D, and Schedules A and B are hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 39,858,691 shares outstanding, which is the total number of shares outstanding as of January 27, 2020 as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on January 29, 2020.

(a)

As of the date hereof, BRPLP beneficially owned directly 2,558,511 shares of Common Stock, representing 6.42% of the Issuer’s Common Stock, and BRFBR beneficially owned directly 5,989,100 shares of Common Stock, representing 15.03% of the Issuer’s Common Stock.

This Schedule 13D reports an aggregate of 8,547,611 shares of Common Stock owned by the Reporting Persons, representing 21.44% of the Issuer’s Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock it does not directly own.

(b)	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM, and BRF may be deemed to indirectly beneficially own the shares of Common Stock held by BRPLP.

BRF is the parent company of BRFBR. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock held by BRFBR.

As of the date hereof, each of BRPLP, BRPGP, BRCM, and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned directly by BRPLP.

As of the date hereof, each of BRFBR and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned directly by BRFBR.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1*	Joint Filing Agreement by and among the Reporting Persons

*	Filed herewith and replaces Exhibit 1 filed with the Schedule 13D filed with the Securities and Exchange Commission on April 6, 2020.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2020

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley, Chairman and Co-Chief Executive Officer[1]	Chief Investment Officer of BRC Partners Opportunity Fund, LP, Chief Executive Officer of B. Riley Capital Management, LLC, and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher, Co-Chief Executive Officer and Director	Co-Chief Executive Officer of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Robert D’Agostino, Director[2]	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Mikel Williams, Director	CEO & Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Todd D. Sims, Director	SVP of Digital Strategy, Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Robert L Antin, Director[3]	Co-Founder, VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Michael J. Sheldon, Director	Chairman & CEO of Deutsch North America, a creative agency	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Marian K. Walters, Director	U.S. Representative from California’s 45th Congressional District – Retired	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Kenneth Young, President	President of B. Riley Financial, Inc. and Chief Executive Officer of B. Riley Principal Investments, LLC.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 7th Floor New York, NY 10171	United States
Howard E. Weitzman, Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Daniel Shribman, Chief Investment Officer[4]	Director at Alta Equipment Group, Inc. Chief Investment Officer of B. Riley Financial, Inc., and President of B. Riley Principal Investments, LLC.	299 Park Avenue, 7th Floor New York, NY 10171	United States

[1]	As of the close of business on the date hereof, Bryant R. Riley beneficially owned an aggregate of 95,740 shares of Common Stock, consisting of shares of Common Stock held by Mr. Riley as custodian for the benefit of certain of his family members and held by a trust of which Mr. Riley is the sole trustee. The shares of Common Stock held by Mr. Riley as custodian for the benefit of certain of his family members were purchased with personal funds for approximately $94,257. The shares of Common Stock held by a trust of which Mr. Riley is the sole trustee were purchased with funds of the trust for approximately $122,858. Mr. Riley has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him and has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by him.
[2]	As of the close of business on the date hereof, Robert D’Agostino directly owned 40,739 shares of Common Stock. The aggregate purchase price of the 40,739 shares of Common Stock that were purchased by Mr. D’Agostino with personal funds is approximately $81,228. Mr. D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.
[3]	As of the close of business on the date hereof, Robert Antin directly owned 87,712 shares of Common Stock. The aggregate purchase price of the 87,712 shares of Common Stock that were purchased by Mr. Antin with personal funds is approximately $207,166. Mr. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.
[4]	As of the close of business on the date hereof, Daniel Shribman directly owned 95,238 shares of Common Stock. The aggregate purchase price of the 95,238 shares of Common Stock that were purchased on March 20, 2020 by Mr. Shribman with personal funds is approximately $200,000. Mr. Shribman has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
3/9/2020	Purchase	50,000	$3.9513	BRC Partners Opportunity Fund, L.P.
3/9/2020	Purchase	50,465	$3.9534	B. Riley FBR, Inc.
3/10/2020	Purchase	150,000	$3.7698	BRC Partners Opportunity Fund, L.P.
3/10/2020	Purchase	145,600	$3.7672	B. Riley FBR, Inc.
3/11/2020	Purchase	353,846	$3.2906	BRC Partners Opportunity Fund, L.P.
3/11/2020	Purchase	364,497	$3.2901	B. Riley FBR, Inc.
3/13/2020	Purchase	339,656	$2.5523	B. Riley FBR, Inc.
3/16/2020	Purchase	129,260	$2.515	B. Riley FBR, Inc.
3/17/2020	Purchase	100,000	$2.3723	BRC Partners Opportunity Fund, L.P.
3/23/2020	Purchase	75,000	$1.95	BRC Partners Opportunity Fund, L.P.
3/24/2020	Purchase	47,574	$2.565	BRC Partners Opportunity Fund, L.P.
3/25/2020	Purchase	20,640	$2.85	BRC Partners Opportunity Fund, L.P.
3/27/2020	Purchase	35,400	$2.7497	BRC Partners Opportunity Fund, L.P.
3/31/2020	Purchase	18,500	$2.8475	BRC Partners Opportunity Fund, L.P.
4/6/2020	Purchase	100,000	$2.7038	BRC Partners Opportunity Fund, L.P.
4/7/2020	Purchase	40,179	$2.9445	B. Riley FBR, Inc.
4/7/2020	Purchase	40,184	$2.9429	BRC Partners Opportunity Fund, L.P.
4/8/2020	Purchase	6,136	$3.2293	B. Riley FBR, Inc.
4/8/2020	Purchase	6,139	$3.2293	BRC Partners Opportunity Fund, L.P.
4/9/2020	Purchase	19,680	$3.6280	B. Riley FBR, Inc.
4/9/2020	Purchase	19,685	$3.608	BRC Partners Opportunity Fund, L.P.
4/13/2020	Purchase	47,708	$3.589	B. Riley FBR, Inc.
4/13/2020	Purchase	47,742	$3.589	BRC Partners Opportunity Fund, L.P.
4/14/2020	Purchase	96,783	$3.7867	B. Riley FBR, Inc.
4/15/2020	Purchase	21,842	$3.5895	B. Riley FBR, Inc.
4/16/2020	Purchase	425	$3.65	B. Riley FBR, Inc.
4/20/2020	Purchase	40,200	$3.8998	B. Riley FBR, Inc.
4/21/2020	Purchase	21,371	$3.8141	B. Riley FBR, Inc.
4/24/2020	Purchase	9,036	$3.80	B. Riley FBR, Inc.

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Quantum Corporation, a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: April 28, 2020

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer